Schedule F of FORM SBSE-A	Applicant Name: __Natixis_____ Date:_____ Applicant NFA No.: ___	Official Use

Section I	Service of Process and Certification Regarding Access to Records

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
- (1) provide the Commission with prompt access to its books and records, and
- (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A. Name of United States person *applicant* designates and appoints as agent for service of process

   > Thomas G. Sharpe, Managing Director and General Counsel, Natixis CIB Americas

   B. Address of United States person *applicant* designates and appoints as agent for service of process

   > NATIXIS, 1251 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK, 10020, legal.notices@natixis.com

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   Applicant can as a matter of law, and will;

   - (1) provide the Commission with prompt access to its books and records, and
   - (2) submit to onsite inspection and examination by the Commission.

   Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

   Signature:

   Name and Title: NICOLAS NAMIAS, CHIEF EXECUTIVE OFFICER

   Date: 20 /10/ 2021

Section II	Registration with Foreign Financial Regulatory Authorities

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1	Autorite des Marches Financiers (AMF)		France
2	Autorite de Controle Prudentiel (ACPR)		France
3	European Central Bank (ECB)		European Union

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.